

November 12, 2014

Via E-mail
Paul Ramsay
President
Algae Dynamics Corp.
4120 Ridgeway Drive, Unit 37
Mississauga, ON L5L 5S9 Canada

> **Re:** **Algae Dynamics Corp.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-199612**

Dear Mr. Ramsay:

We have reviewed your registration statement and have the following comments.

General

1. Please update your financial statements for the period ending September 30, 2014 in accordance with Rule 8-08 of Regulation S-X.

2. We note your supplemental response to comment two in our letter dated October 17, 2014; however the dealer prospectus delivery obligation is not located in your registration statement. The dealer prospectus delivery obligation is found in Item 502(b) of Regulation S-K and states "Until (*insert date*), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions." Please add this delivery obligation to your next amendment.

Prospectus Summary, page 1
Summary of the Offering, page 2

3. We note your revised disclosure in response to comment four in our letter dated October 17, 2014; however, the sum of the shares listed in the selling shareholders and beneficial owners table prior to the offering equals 9,845,393, which is still greater than the 9,541,210 "common stock outstanding after the offering" listed in this section. In addition, disclosures on page 27 indicate that you had 36,828,071 shares of common stock outstanding on June 30, 2014. Please revise or explain these inconsistencies.

Description of Business, page 12
Overview, page 12

4.   Please file your shareholders agreement with the researchers at University of Waterloo as
        an exhibit. Additionally, please disclose the material terms of this agreement in this
        section.

Marketing Strategy, page 18

5.   We note your revised disclosure in response to comment 14 in our letter dated October
        17, 2014. Please disclose the material terms of your agreement with Corey Birgras and
        supplementally tell us what consideration you have given to filing the agreement as an
        exhibit.

Sales and Marketing, page 21

6.   Please disclose your supplemental responses to comments 16 and 17 in our letter dated
        October 17, 2014 within your next registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
28
Results of Operations and Going Concern for the quarter ended June 30, 2014

7.   We note you removed your disclosure that you have adequate capital resources to fund
        your operations through November 2014. In your next amendment, please revise to state
        how long you can continue operations without receiving additional funding.

8.   We note you removed your disclosure discussing what you expect to do if you do not
        raise sufficient funds. Please reinsert this disclosure or supplementally give us your
        reasoning for removing it.

Item 15. Recent Sales on Unregistered Securities, page 39

9.   We note Joseph P. Galda acquired unregistered common shares and warrants from you on
        October 22, 2014. Please provide the information required by Item 701 of Regulation S-
        K about this sale of unregistered securities under this section.

Closing

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or Melissa Rocha, Senior Assistant Chief Accountant, at 202-551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
        Joseph P. Galda, Esq.
        J.P. Galda & Co.